Exhibit 99.22

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

December 3, 2010.

3.	Press Release

The Press Release dated December 3, 2010 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. (the “Company”) announced that it had sent a letter to the board of directors of Capital Gold Corp. with a final request that the Capital Gold board reconsider the Company’s previously announced proposal for merger of equals.

5.	Full Description of Material Change

See schedule A attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

December 3, 2010.

SCHEDULE “A”

TIMMINS GOLD CORP.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

December 3, 2010	TSX-V: TMM

NEWS RELEASE

TIMMINS GOLD MAKES FINAL REQUEST THAT CAPITAL GOLD BOARD
RECONSIDER MERGER OF EQUALS PROPOSAL

  Provides 2.27 Timmins Gold shares for each Capital Gold share

  Creates a mid-tier gold producer with production of approximately 180,000 ounces of gold per year and estimated reserves of approximately 2.2 million ounces* of gold

  Delivers greater short-term and long-term value than Gammon offer

VANCOUVER, B.C. – Timmins Gold Corp. (TSX-V:TMM) (“Timmins Gold”) announces that yesterday it sent a letter to the Board of Directors of Capital Gold Corporation (AMEX/TSX: CGC) (“Capital Gold”) with a final request that the Capital Gold Board reconsider Timmins Gold’s previously announced proposal for a merger of equals. Under Timmins Gold’s proposal, each share of Capital Gold common stock would be exchanged for 2.27 common shares of Timmins Gold. Based on the average of the respective closing share prices for the last 20 trading days, Timmins Gold’s proposal has a value of US$4.48 per Capital Gold share and exceeds the value of the Gammon offer by US$0.22 per Capital Gold share.

Timmins Gold has also advised the Capital Gold Board that it would be willing to enter into a merger agreement with Capital Gold that imposes far less onerous terms on Capital Gold than the terms contained in Capital Gold’s agreement with Gammon, including significantly reducing the termination fee, eliminating matching rights, eliminating Gammon’s $2.0 million unilateral and arbitrary termination right and eliminating a number of highly unusual conditions that favor Gammon.

Bruce Bragagnolo, CEO of Timmins Gold, stated: “The proposed transaction is strategically compelling and a superb opportunity to create value for our respective shareholders. Combining Capital Gold and Timmins Gold will create a solid mid-tier gold producer, with production of approximately 180,000 ounces of gold per year and estimated reserves of approximately 2.2 million ounces* of gold, which we believe will generate a unique re-rating opportunity that will benefit Capital Gold and Timmins Gold shareholders alike.”

Mr. Bragagnolo added, “We believe that our proposal clearly delivers both greater short-term and long-term value to Capital Gold shareholders compared to the Gammon offer, as well as providing greater certainty of closing to Capital Gold. We have observed that Capital Gold’s shares have consistently traded above the Gammon offer price, which we believe is the market signaling its dissatisfaction with the Gammon transaction and its preference for our proposal. We urge the Capital Gold Board to review our proposal carefully. We are confident that when they do so they will recognize that our proposal is superior to the Gammon offer. We remain committed to cooperating with Capital Gold’s Board to complete this mutually beneficial transaction as soon as possible; however, this will be our final request to their Board.”

Below is the text of the letter that Timmins Gold sent to Capital Gold’s Board of Directors:

December 2, 2010

BY EMAIL AND COURIER

Board of Directors
Capital Gold Corporation
76 Beaver Street, 14th Floor
New York, NY 10005
Attention:         Stephen M. Cooper,
                           Chairman of the Board

Proposal for a Merger of Equals

Gentlemen:

We are resubmitting our final proposal for a merger-of-equals of Capital Gold and Timmins Gold, in which each share of Capital Gold common stock would be exchanged for 2.27 common shares of Timmins Gold (the “Merger”).

Based on the average of the respective closing share prices for the last 20 trading days, our proposal has a value of US$4.48 per Capital Gold share and exceeds the value of the Gammon offer by US$0.22 per Capital Gold share.

By now you will have noted that Capital Gold shares are trading at a premium to the Gammon offer price. On 20 of the last 20 trading days, Capital Gold’s shares have closed at a price that is higher than the implied value of Gammon’s offer. The market is clearly expressing dissatisfaction with the Gammon transaction and its preference for our proposal.

Although you have rejected our proposal on two occasions, we remain committed to persuading you of the value of the Merger. Combining our two companies will, we believe, provide immediate and long-term benefits to Capital Gold shareholders, including:

1.	Increased Production: We estimate that the combined company will have 2011 production of approximately 180,000 ounces of gold, making us a solid mid-tier producer.

2.

Re-Rating Opportunity: We expect that the combined company will be recognized as a solid mid- tier producer, which should lead to a re-rating of the combined company’s share price. You are no doubt aware that this can be a significant medium-term benefit to your shareholders that is not available in connection with a sale of Capital Gold to Gammon. In fact, your financial advisor advised you that “the long-term valuation re-rating was potentially greater under a transaction with Timmins Gold.”

3.	Low-Cost Producer: We estimate that the combined company will have a cash production cost of between US$400 and US$425 per ounce of gold.

4.

Strong Gold Reserves. We estimate that the combined company will have approximately 2,200,000 ounces of proven and probable reserves, with significant opportunities to further develop and add to such reserves.

5.

Complementary Assets: Capital Gold’s El Chanate Mine and Timmins Gold’s San Francisco Mine are located within 65 kms of one another in the Sonora region of Mexico, making the combination of these assets ideal from an operational and strategic perspective.

6.	Experienced Management Team: Our combined teams will provide excellent leadership from an operational perspective and have a strong track record raising capital.

7.

Supportive Shareholder Base: The combined company will benefit from a supportive base of institutional shareholders that understand our business and want to see us succeed. Currently, shareholders representing more than 35% of Capital Gold’s shares have advised us of their support for the Merger, including some of Capital Gold’s largest institutional shareholders.

Our board has authorized us to proceed expeditiously with the Merger and our proposal is NOT subject to due diligence – we only seek to confirm the cost of any change of control payments that may be payable in connection with the Merger.

To that end, we are prepared to enter into a merger agreement with Capital Gold based on your agreement with Gammon but which will impose far less onerous terms on Capital Gold. For example, we would:

  reduce the termination fee from approximately 3.6% to 1.0% of the equity value of the transaction, which would enhance the likelihood that another interested party may surface with a competing bid;

  eliminate the onerous, circular five-day matching rights, which have a decidedly chilling effect on another interested party surfacing with a competing bid;

  eliminate Gammon’s $2 million unilateral and arbitrary termination right, which is not only highly unusual, but essentially makes your merger agreement an option for Gammon to acquire Capital Gold (and a badly mispriced option at that); and

  eliminate a number of highly unusual conditions imposed by Gammon which individually and as a whole should raise serious concerns regarding certainty of closing the Gammon transaction.

We are confident that once you have reviewed our proposal you will agree that it delivers both greater short-term and long-term value and provides greater certainty of closing than the Gammon offer, and therefore constitutes a “Superior Proposal” as defined in your agreement with Gammon. Your fiduciary duties compel you to immediately commence discussion with Timmins Gold. To that end, we and our advisors are ready to meet with you and your advisors any time, anywhere to discuss our proposal and to answer any questions you may have.

We note that your proxy statement offers four reasons why you rejected our proposal. For the sake of transparency, we have set out below each of your reasons followed by the facts.

Reason 1: “the transaction proposed by Timmins Gold would result in a merger of equals, with CGC receiving a small upfront premium”.

Fact: On October 1, 2010, when you entered into the merger agreement with Gammon, the value of our proposal exceeded the value of the Gammon offer by US$0.44 per Capital Gold share. Today, based on the average of the respective closing share prices for the last 20 trading days, the value of our proposal exceeds the value of the Gammon offer by US$0.22 per Capital Gold share. In all cases, our proposal delivers Capital Gold shareholders a greater premium than the Gammon offer. Moreover, this rationale for rejecting our offer is ironic, as it was Capital Gold that first approached Timmins Gold about a Merger in which Capital Gold would pay a premium for Timmins shares.

Reason 2: “the Timmins Gold proposal presented certain financial risks to CGC given Timmins Gold’s current cash balance, its going concern issue with respect to its financial statements and its outstanding short term gold loan, which required repayment of the cash equivalent value of a fixed number of gold ounces on a monthly basis”.

Fact: Timmins Gold is cash positive and has been since its first quarter of production ending June 30, 2010. As such, our liquidity is not constrained. Moreover, in connection with our original offer on September 1, 2010, we provided you with letters from financial advisors, each expressing a high degree of confidence in our ability to raise any funds that the combined company may require. The concern expressed about our gold loan is particularly odd in light of the fact that we are adding cash every quarter and have not had and do not anticipate any difficulty paying the gold loan. As of November 30, 2010, we have made the first four payments on the gold loan when due and only have eight more payments to make, which we expect to make from cash flows. Indeed, this reason appears absurd in light of Gammon’s announcement that it has had to seek a $100 million credit facility in connection with its deal with Capital Gold.

Reason 3: “the obligation of Timmins Gold to seek the approval of its shareholders, as a condition to closing any transaction with CGC, was considered to increase overall transaction risk”.

Fact: It is true that our proposal will require the approval of our shareholders, but you never raised this concern with us so that we could explain why we are very confident that we will obtain such approval. Given that your agreement with Gammon is itself conditional on approval of Gammon shareholders, if required, we find this reasoning odd. Your agreement with Gammon also includes a right for Gammon to walk away from the transaction for a mere US$2.0 million, which essentially makes your merger agreement an option for Gammon to acquire Capital Gold and creates significant transaction risk for your shareholders. Likewise, it is the inclusion of a number of highly unusual conditions to closing in your agreement with Gammon that should raise concerns about certainty of closing, as many of the conditions are in the hands of third parties. Finally, at the time you entered into the agreement with Gammon, you were aware that a merger of Capital Gold with Timmins was supported by a very significant percentage of your shareholders, making it very uncertain whether a transaction with Gammon would be approved by your shareholders.

Reason 4: “the combined company would likely need to raise additional capital to fund CGC’s growth initiatives”.

Fact: As stated above, Timmins Gold is cash positive and, to the extent additional capital is required, you have received letters from financial advisors expressing a high degree of confidence regarding the combined company’s ability to access the capital markets if necessary. Further, given the expected re-rating of the combined company as a mid-tier producer, the combined company’s cost of capital should be reduced, which would diminish concerns regarding dilution.

As stated above, we expect that Capital Gold understands the benefits of the Merger as it was Capital Gold that first approached Timmins Gold in July 2010 about a merger-of-equals of our two companies. At that time, your representatives extolled the benefits of the Merger, stating that it would create a larger, more diversified growing gold producer. Your representatives also told us that Timmins Gold was an ideal merger candidate, meeting all of Capital Gold’s strategic criteria. We agreed and pursued discussions with you in good faith, including arranging for your management team to visit our San Francisco Mine in Sonora, Mexico, and for your CEO and financial advisor to meet with our CEO.

On August 23, 2010, your financial advisor notified us that Capital Gold had commenced a process to sell itself and invited Timmins Gold to submit a proposal. We responded positively and again, acting in good faith with the belief that the Capital Gold board would run a fair, open process, we submitted a proposal to you on September 1, 2010. Following submission of our proposal, we and our financial advisor tried on numerous occasions to contact you in order to discuss the proposal. Despite all of our efforts, Capital Gold appeared unwilling to engage in any discussion with us. No explanation or rationale was offered and the lack of response was alarming.

To further demonstrate our commitment to the Merger, on September 3, 2010 we unilaterally revised our proposal to increase the value of our offer by $0.50 per Capital Gold share, from $4.00 to $4.50, which also represented an increase in the exchange ratio from 2.02 to 2.27 common shares of Timmins Gold per Capital Gold share. As a result of our efforts to communicate directly with the Capital Gold board, you finally agreed to allow us to present our revised proposal by conference call. That call took place on September 7, 2010 and lasted approximately forty-five minutes. Having reaffirmed our revised proposal again in writing on September 17, 2010, we received written notice that you had rejected our revised proposal on September 20, 2010. Confident that our proposal represented a “superior proposal” under your agreement with Gammon, we reaffirmed our proposal on October 12, 2010, but our proposal was once again rejected without discussion or explanation.

Although you engaged in approximately seven months of negotiation with Gammon, and had face to face meetings with Gammon during the week of March 1, 2010 as well as on April 8, 2010, May 7, 2010, June 14, 2010, June 22, 2010 and August 3, 2010, and gave Gammon the opportunity to send consultants to your mine and conduct full due diligence, you spent less than an hour discussing our proposal with us and repeatedly ignored our efforts to engage with you. The imbalance in your process is brought into sharp relief in your proxy statement. In particular, we note that you entered into a letter of intent with Gammon on September 9, 2010 that required the payment of a termination fee to Gammon if Capital Gold sought another transaction with another party. Not only is such a provision highly unusual in a non-binding letter of intent, it essentially cut every other bidder, including Timmins Gold, out of the process. More recently, your response to our efforts to open a dialogue with you has included veiled threats from your legal counsel and complaints to regulators, which in the circumstances appear to us to be a coordinated effort to intimidate and silence Timmins Gold. Our suspicions that there was not a level playing field seem to have been validated.

We believe that the market’s reaction to your deal with Gammon makes it impossible for you to ignore the superiority of our proposal. In short, the higher price we are proposing, combined with our more balanced merger terms, delivers greater short-term and long-term value to Capital Gold shareholders and provides greater certainty of closing. Our proposal, therefore, clearly constitutes a “superior proposal” as defined in your agreement with Gammon. As such, you have the right under the Gammon agreement and a fiduciary obligation under Delaware law, to immediately begin discussions with Timmins Gold.

We are hopeful that the passage of time will allow you to once again see the benefits of the Merger and we look forward to moving forward with you to provide Capital Gold shareholders the opportunity to realize the highest and best value.

Sincerely,

Bruce Bragagnolo
Chief Executive Officer

* Mineral Reserve Estimates

See Timmins Gold’s news release of November 16, 2010 in which it announced that independent consulting firm Micon International Inc. had estimated proven and probable mineral reserves of 780,000 ounces of gold (34,932 ktonnes grading 0.695 g/t gold comprised of proven reserves of 17,194 ktonnes grading 0.756 g/t gold (418,000 ounces) and probable reserves of 17,738 ktonnes grading 0.635 g/t gold (362,000 ounces) ) and Capital Gold’s news release of October 13, 2009 in which it announced that independent consulting firm SRK Consulting Inc. had estimated proven and probable mineral reserves of 1,504,000 ounces of gold (70,557 ktonnes grading 0.66 g/t gold comprised of proven reserves of 22,402 ktonnes grading 0.70 g/t gold (503,000 ounces) and probable reserves of 48,155 ktonnes grading 0.65 g/t gold (1,001,000 ounces).

Timmins Gold is subject to reporting requirements under applicable Canadian securities laws, and as a result it reports mineral reserves in accordance with Canadian reporting requirements for disclosure of mineral properties as set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. In the United States, companies generally report mineral reserves in accordance with Industry Guide 7, as promulgated by the Securities and Exchange Commission. As such, proven and probable mineral reserve estimates contained in this press release may not be comparable to similar information disclosed by U.S. companies.

Important Information

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release relates to a business combination transaction with Capital Gold proposed by Timmins Gold, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Timmins Gold would file with the SEC and Canadian securities regulators regarding the proposed transaction if such a negotiated transaction with Capital Gold is reached or for any other document which Timmins Gold may file with the SEC and Canadian securities regulators and send to Timmins Gold or Capital Gold shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF TIMMINS GOLD AND CAPITAL GOLD ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330, or at the web site maintained by the Canadian securities regulators at www.sedar.com, or by directing a request to Timmins Gold at Suite 520 - 609 Granville Street, Vancouver, BC, Canada V7Y-1G5.

Timmins Gold and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from Capital Gold’s shareholders in respect of the proposed transaction with Capital Gold. Information regarding Timmins Gold’s directors and executive officers would be available in a prospectus/proxy statement Timmins Gold would file with the SEC and Canadian securities regulators regarding the proposed transaction if such a negotiated transaction with Capital Gold is reached or in another document that Timmins Gold may file with the SEC and Canadian securities regulators and send to Timmins Gold or Capital Gold shareholders in connection with the proposed transaction. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement or other documents filed with the SEC and Canadian securities regulators in connection with the proposed transaction.

About Timmins Gold

Focused in Mexico, Timmins Gold Corp. became a gold producer in April 2010 with the commencement of commercial production at its wholly owned San Francisco Mine in Sonora, Mexico. In addition, the Company has an extensive portfolio of gold projects in Mexico.